Exhibit 99.2

CONSOLIDATED BALANCE SHEETS

Thousands of dollars
Assets	June 30, 2007 (unaudited)	December 31, 2006 (audited)
Current Assets
Cash and short-term investments (Note 3)	$11,525	$7,338
Accounts receivable	14,712	17,114
Prepaid expenses	1,238	785
	27,475	25,237
Nova Scotia offshore term deposits (Note 4)	14,350	14,805
Long term portion of lease prepayment (Note 5)	1,600	-
Petroleum and natural gas properties (Note 6)	195,055	185,426
	$238,480	$225,468
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$21,091	$17,997
Revolving production loan (Note 7)	19,289	7,910
	40,380	25,907
Convertible preferred shares	14,320	15,472
Asset retirement obligation	10,046	9,482
Future income taxes	7,370	10,958
	72,116	61,819
Shareholders’ equity
Share capital (Note 8)	161,334	162,276
Equity portion of preferred shares	2,320	2,320
Contributed surplus	12,971	11,372
Deficit	(10,261)	(12,319)
	166,364	163,649
	$238,480	$225,468

See accompanying notes to the consolidated financial statements

Approved by the Board

Greg S. Noval	Michael Coolen
Director	Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30

(Thousands of dollars except per share amounts)
	2007	2006	2007	2006
Revenue
Oil and gas	$12,120	$10,995	$24,876	$24,608
Transportation	(158)	(156)	(316)	(346)
Royalties net of royalty tax credit	(2,132)	(1,430)	(4,448)	(4,355)
	9,830	9,409	20,112	19,907
Expenses
Production and operating	1,794	1,814	3,867	3,566
General and administration (Note 10)	5,110	1,785	7,034	3,600
Interest	714	468	1,271	805
Depletion, amortization and accretion	6,227	5,919	12,875	11,849
Stock based compensation	732	631	2,521	1,710
	14,577	10,617	27,568	21,530
Loss from operations	(4,747)	(1,208)	(7,456)	(1,623)
Other income	914	573	1,222	724
Loss before income taxes	(3,833)	(635)	(6,234)	(899)
Income taxes (recovery)
Capital	-	(9)	-	33
Future (recovery)	(6,020)	(880)	(8,292)	(611)
Income taxes (recovery)	(6,020)	(889)	(8,292)	(578)
Net income (loss) and other comprehensive income (loss)	2,187	254	2,058	(321)

Deficit, beginning of period	$(12,448)	$(1,981)	$(12,319)	$(1,406)
Deficit, end of period	$(10,261)	$(1,727)	$(10,261)	$(1,727)
Income (loss) per share	$0.02)	$0.00	$0.02	$(0.00)
Diluted income (loss) per share	$0.02	$0.00	$0.02	$(0.00)

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30

(Thousands of dollars)
	2007	2006	2007	2006
Cash provided by (used in): Operations
Net income (loss)	$2,187	$254	$2,058	$(321)
Items not involved in cash for operations
Depletion, depreciation and accretion	6,227	5,919	12,875	11,849
Stock based compensation	732	631	2,521	1,710
Dividends paid on preferred shares	216	237	711	402
Accretion expense for preferred shares	93	102	197	160
Future income tax (reduction)	(6,020)	(880)	(8,292)	(611)
Change in carrying cost of preferred shares	(1,184)	(685)	(1,349)	(685)
	2,251	5,578	8,721	12,504
Change in non cash working capital	6,285	(5,742)	4,185	(6,954)
	8,536	(164)	12,906	5,550
Financing
Issue of shares	1,058	1,704	2,129	5,333
Redemption (Issue) of Nova Scotia offshore term and security deposits, net	575	-	455	-
Convertible preferred share issue	-	-	-	17,455
Increase (repayment) of revolving production loan	3,838	5,926	11,379	(1,841)
	5,471	7,630	13,963	20,947
Investing activities
Exploration and development expenditures	(9,621)	(22,916)	(21,940)	(31,419)
Change in non-cash working capital	(4,327)	2,364	(742)	(72)
	(13,948)	(20,552)	(22,682)	(31,491)
Increase (decrease) in cash and short term investments	59	(13,086)	4,187	(4,994)
Cash and short term investments, beginning of period	11,466	19,890	7,338	11,798
Cash and short term investments, end of period	$11,525	$6,804	$11,525	$6,804
Interest paid during the period	$714	$468	$1,271	$805
Taxes paid during the period	$-	$-	$-	$-

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands except per share amounts)

Note 1:  Significant Accounting Policies

The interim financial statements of Canadian Superior Energy Inc. have been prepared by management in accordance with the accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2006 except as noted below. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Corporation’s annual report for the year ended December 31, 2006.

Note  2 Changes in Accounting Policies and Practices

Financial Instruments, Comprehensive Income and Hedging Relationships

The Corporation has adopted the Canadian Institute of Chartered Accountants (“CICA”) handbook Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Management”, and Section 3865 “Hedges”. These new standards require that all financial assets and liabilities are recorded at fair value, except loans and receivables and certain instruments held to maturity. Loans and receivables and certain instruments that are held to maturity are measured at amortized costs. For instruments measured at fair value, unrealized changes in fair value are recognized in earnings, unless the instrument is an available for sale asset or is designated as an effective cash flow hedging instrument, in which case the unrealized changes are recorded in Other Comprehensive Income. The new standards also require the Corporation to present a Consolidated Statement of Comprehensive Income which consists of earnings, the effective portion of changes in unrealized gains and losses related to cash flow hedges, unrealized gains and losses of available for sale assets, and unrealized foreign exchange gains and losses related to self sustaining foreign investments and the net investment hedges of those foreign investments.

The Corporation currently holds no financial instruments that are either an available for sale asset nor any effective cash flow hedging instrument nor is the Corporation’s foreign exchange related to a self sustaining foreign investments. As a result of this, the changes arising from CICA sections 1530, 3251, 3855 and 3865 have no material effect on the financial statements of the Corporation at June 30, 2007

Note 3:  Cash and Short Term Deposits

The Corporation has assigned term deposits totaling $3,603,717 (2006 – nil) as security against an indemnity bond with the Trinidad Government covering one of the supply vessels being used in the offshore Trinidad drilling operations . Subsequent to the end of the quarter the security was no longer required and the Corporation is in the process of releasing the term deposits.

Note 4:  Nova Scotia  Offshore Term Deposits

Under the terms of the licenses referred to in Note 10(a), the Corporation has assigned term deposits totaling $14,350,000 (2006 - $14,805,000).  Accordingly, this amount has been classified as a non-current asset.  To the extent that the expenditures are not incurred within the period allowed, the Corporation would forfeit its proportionate share of any remaining deposits relating to the unexpended work commitment.  License EL 2406 is set to expire December 31, 2007 and management has been in discussion with the CNSOPB to extend the time period in which the work commitment has to be completed and is reasonably confidant that these  discussions will be successful and will be able to get an extension to the expiry date.

License	Work Deposit	Remaining Commitment	Expiry Date

EL 2406	$ 10,573,736	$40,962,046	December 31, 2007
EL 2415	$ 3,214,250	$12,857,000	December 31, 2008
EL 2416	$ 312,500	$ 1,250,000	December 31, 2008
EL 2412	$ 125,000	-	December 31, 2007
EL 2413	$ 125,000	-	December 31, 2007
Total	$ 14,350,486	$55,069,046

Note 5: Long term portion of lease prepayment.

In February 2007 the Corporation paid a lump payment to acquire new office space with lease payments under the prevailing lease rates. This lump payment is being allocated over the life of the lease with any portions more than a year in advance being classified as a long term asset. As at June 30, 2007 there are 45 months left on the lease with 33 months classified as a long term asset.

Note 6: Petroleum and Natural Gas Properties.

	Cost	Accumulated Depletion and Amortization	Net
June 30,2007
Petroleum and natural gas properties- Canada	$259,499	$104,923	$154,576
Petroleum and natural gas properties- Trinidad	40,479	-	40,479
Total	$299,978	$104,923	$195,055
December 31, 2006
Petroleum and natural gas properties- Canada	$246,751	$92,457	$154,294
Petroleum and natural gas properties- Trinidad	31,132	-	31,132
Total	$277,883	$92,457	$185,426

At June 30, 2007, the Corporation has excluded $67,543,000 (2006 - $57,326,000) of oil and gas properties relating to unproved properties from costs subject to depletion, including $40.1 million (2006 - $28.5 million) relating to its interests in Trinidad and Tobago. General and administrative expenses totaling $4,544,000 (2006 - $3,805,000), of which $2,310,000 (2006 - $2,590,000) pertained to the Trinidad and Nova Scotia projects, that were directly related to exploration and development activities have been capitalized for the period ended June 30, 2007.

Note 7:  Revolving Production Loan

At June 30, 2007 the Corporation had a demand revolving production loan facility (the “facility”) with a Canadian chartered bank of $45,000,000 (2006 - $25,000,000) of which it had drawn $19,289,000 (2006 - $11,010,000).  The facility bears interest at prime plus 1.0% (2006 – prime plus 1.0%).  The facility is secured by a $100 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation.

Note 8:  Share Capital

a)	Authorized:

Unlimited number of common shares

Unlimited number of preferred shares

b)	Voting common shares issued:

	Number	Amount
Balance, December 31, 2006	131,216	$161,964

Issued upon exercise of stock options	1,111	2,127
Issued for preferred share dividend	259	711
Tax benefits renounced on flow-through shares		(4,703)
Value of stock compensation for exercised options		923
Balance, end of period	132,586	$161,022

c)	Purchase Warrants issued:

	Number	Amount
Balance, December 31, 2006 and June 30, 2007	500	$312
Share capital, end of period		$161,334

d)	Stock options:

The Corporation has a stock option plan for its directors, officers, employees and key consultants.  The exercise price for stock options granted is no less than the quoted market price on the grant date.  Options have vesting periods that range from the date of grant up to three years.  An option’s maximum term is ten years.

	June 30, 2007		December 31, 2006
	Number of Options	Weighted Average price	Number of Options	Weighted Average price
Balance, beginning of period	13,062	$2.05	9,488	$1.83
Forfeited	(587)	2.24	(747)	2.31
Exercised	(1,111)	1.91	(1,198)	1.37
Granted	1,665	2.53	5,519	2.30
Balance, end of period	13,028	$2.11	13,062	$2.05

A Black-Scholes option pricing model, with the following weighted average assumptions for the three months ended June 30, 2007, was used to estimate the fair value of options on the date of the grant, for the inclusion as stock based compensation expense:

Risk free interest rate (%)	4.1

Expected lives (years)	10.0

Expected volatility (%)	37-39

Dividend per share	0.00

The grant date weighted average fair value of options issued during 2007 was $1.39 per option.

Note 9:  Related Party Transactions

During the period ended June 30, 2007, the Corporation paid $841,000 (2006 - $643,000), at commercial terms, for aircraft rentals to companies controlled by an officer and director of the Corporation.

Note 10: General and Administrative Costs

During the quarter obligations to a number of officers and directors became due that required the Corporation to accrue the amounts due under the terms of the relevant contracts. The Corporation has recorded a liability of $3,054,000 relating to these contracts which have been included within general and administrative expenses in the statement of operations.  All items relate to future one time payments pursuant to the terms of the employment contracts.

Note 11:  Risk Management

The carrying values of financial assets and liabilities approximate their fair value due to their short periods to maturity, or the market interest rate on the revolving production loan.

A substantial portion of the Corporation’s accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks.  Purchasers of the Corporation’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment.

The Corporation is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices and the convertible preferred shares are denominated in U.S. dollars.  The Corporation is exposed to a floating interest rate on its revolving production loan.
The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility.  These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.

At June 30, 2007, the Corporation had no contracts in place.

Note 12:  Contingencies and Commitments

a)
Nova Scotia:  During 2000, 2001 and 2003, the Corporation acquired six exploration licenses from the Canada-Nova Scotia Offshore Petroleum Board. These licenses are for a period of nine years in total, subject to certain requirements being met during the first five years. As a condition of the licenses, the Corporation is required to post security in the amount of 25% of its work expenditure bids. The deposit is refundable only to the extent of approved allowable expenditures.  The duration of the initial five year term, for a given license, can be extended one additional year to six years by posting an additional security deposit in an amount of $250,000. By June 30, 2007, as a result of the Corporation having made certain expenditures, the Corporation had fulfilled its work expenditures on two of the six exploration licenses with one allowed to expire in 2006. The remaining three exploration licenses are currently owned 100 percent by the Corporation and have aggregate work expenditure outstanding of $55,069,000, and as such the Corporation has $14,350,000 in term deposits assigned to the Canada – Nova Scotia Offshore Petroleum Board (Note 3).

b)
Trinidad and Tobago: The Corporation is committed to drill three exploration wells on its “intrepid” Block 5(c) under its Block 5(c) Production Sharing Contract (PSC) with the Government of Trinidad and Tobago funded in part by a related party participating on a promoted basis, paying 1/3 of Canadian Superior’s Block 5(c) exploration program to obtain 25% of Canadian Superior’s net revenue share of these prospects. The Corporation has contracted Kan Tan IV Semi-Submersible Drilling Rig for a three well commitment on the Corporation’s Trinidad and Tobago “Intrepid” Block 5 (c). The Corporation estimates that the costs of these wells will be in the range of US $50.0 million gross to US $60.0 million gross per well and the wells will be drilled and evaluated back to back through 2007 and early 2008.

Note 13: Subsequent Events

After the end of the 2nd quarter 2007 the Corporation received an exploration and development license from the Governement of Trinidad and Tobago on the Mayaro-Guayaguayare block (MG Block) and as a result is committed to drill two exploration wells on the block in a joint venture with the Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”).  The first well has to be drilled to a depth of 3,000 meters by January 2010 and the second to a depth of 1,800 meters by July 2010. The corporation estimates that its share of the cost of these wells to be in the range of $15.0 million per well,